                                                                 EXHIBIT 99.13


               [JOSEPH J. BLAKE AND ASSOCIATES, INC. LETTERHEAD]


March 19, 1997


Ms. Leigh Watters
Insignia Financial Group
Insignia Financial Plaza
PO Box 1089
Greenville, South Carolina 29602

RE:  Appraisal Report of the Buccaneer Trace Apartments
     55 East Deerwood Road
     Savannah, Chatham County, Georgia 31410

Dear Ms. Watters:

As per your request we have inspected and appraised the above-captioned property as of March 18, 1997. This complete, self-contained appraisal and final estimate of value have been based upon an inspection of the property and on research into various factors that tend to influence value.

Briefly described, the subject consists of a 208-unit apartment complex which was constructed in 1987. The complex consists of 28, two-story buildings, with a net rentable area of 189,424+/- square feet. Additionally, the subject has a one-story clubhouse/leasing office with 2,500+/- square feet, and 18,320+/- SF of balconies, 20,800+/- SF of breezeways and stairways, and a 500+/- SF work shed. The buildings are of wood frame construction, with wood siding exteriors and asphalt shingle roofs.

Project amenities include a swimming pool, 3 lighted tennis courts and a clubhouse. Unit amenities include wall to wall carpeting, individual outside storage, ceiling fans, microwave ovens, frost free refrigerators with ice makers, fireplaces, wet bars, patios/balconies, blinds, dishwashers and washer/dryer connections.

The improvements are situated on a 22.02+/- acre, irregularly shaped site with frontage along Deerwood Road. There is only one entrance to the property. The site is zoned "PUD", Planned Unit Development - Community, under the jurisdiction of Chatham County, Georgia.

The purpose of this appraisal is to provide an estimate of the market value of the fee simple estate, of the subject, as of March 18, 1997.

The analysis, opinions and conclusions were developed, and this report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP), and the requirements of the State of Georgia for State Certified Real Estate Appraisers.

The reported analyses, opinions and conclusions were developed and this report has been prepared in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

March 19, 1997
Ms. Leigh Watters
Page Two of Two

The use of this report is subject to the requirements of the State of Georgia relating to review by the Real Estate Appraisal Subcommittee of the Georgia Real Estate Commission.

The exposure and marketing time for this property is estimated to be within 12 months, based upon the "as is" market value.

Inherent in the value conclusion is the assumption that all information and materials provided to the appraisers by the client and property management, are correct.

Attached is the complete, self-contained appraisal report which describes the investigation and analysis, together with the Basic Assumptions and Limiting Conditions upon which we have based our opinion, that the estimated fee simple prospective market value of the subject, as of March 18, 1997, is:

                  EIGHT MILLION EIGHT HUNDRED THOUSAND DOLLARS
                                   $8,800,000

Attached hereto is the report indicating the findings for the estimate of value shown above. Any separation of the signature pages from the balance of the report invalidates the conclusion.

Respectfully submitted,

JOSEPH J. BLAKE AND ASSOCIATES, INC.

/s/ TED ALLEN
-----------------------------------
Ted Allen, MAI, Principal
Certified Real Estate Appraiser
State of Georgia - #C001855


/s/ JOSEPH W. HATZELL
-----------------------------------
Jospeh W. Hatzell, Senior Associate
Certified Real Estate Appraiser
State of Georgia - #C002757